FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated October 23, 2023 of Diana Shipping Inc., (the "Company") announcing that, through a separate wholly-owned subsidiary, it has signed a term sheet relating to its participation in a joint venture entity that is expected to own and operate offshore wind vessels.
The information contained in this Report on Form 6-K, except for the commentary of Mrs. Semiramis Paliou, is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: October 23, 2023	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
Twitter: @Dianaship

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. BECOMES PARTNER IN A COMMISSIONING SERVICE OPERATION VESSELS PROJECT

ATHENS, GREECE, October 23, 2023 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today announced that, through a separate wholly-owned subsidiary, it has signed a term sheet relating to its participation in a joint venture entity that is expected to own and operate offshore wind vessels. In the initial phase of this collaboration, the joint venture entity has ordered two high spec Commissioning Service Operation Vessels (CSOVs) from VARD and holds the option to acquire two additional offshore wind service vessels, in an effort to become a leading provider to that sector. The Company’s partners in this venture include Blue Star Group GmbH & Cie. KG, SeaRenergy Offshore Holding GmbH and SeraVerse GmbH, who share its commitment to innovation and excellence in the offshore wind sector. The transaction remains subject to the negotiation of definitive documentation relating to the Company’s participation in the joint venture entity and the satisfaction of customary closing conditions.

Mrs. Semiramis Paliou, Director and Chief Executive Officer of the Company, stated: “We are excited to announce our intention to enter into a new sector of the shipping industry through a strategic partnership involving the acquisition of two CSOV vessels. We view this investment as another attestation to our commitment for a greener and more sustainable future. Together with our esteemed partners, we embark on an exciting journey that should contribute to a cleaner and more eco-friendly world.”

Upon the completion of the previously announced sale of m/v Boston, Diana Shipping Inc.’s fleet will consist of 40 dry bulk vessels: 4 Newcastlemax, 9 Capesize, 5 Post-Panamax, 6 Kamsarmax, 7 Panamax and 9 Ultramax. As of today, the combined carrying capacity of the Company’s fleet, including the m/v Boston, is approximately 4.7 million dwt with a weighted average age of 10.55 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company’s website, www.dianashippinginc.com. Information contained on the Company’s website does not constitute a part of this press release.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include Company’s ability to successfully complete its entrance into the joint venture agreement described in this press release, the continuing demand for CSOVs, the continuing impacts of the COVID-19 pandemic; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.